Sub-Item 77C: Matters submitted to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on January 14, 2005, the following proposals were voted upon:

The proposal to amend the Articles of Incorporation that would give shareholders the right to tender their shares during the current fiscal year did not pass, as 1,446,658 shares voted for, 3,534,137 shares voted against, 293,293 shares abstaining and 6,691,314 shares were broker non-votes.